Exhibit 99.1

TD Bank Group to acquire Scottrade Bank

TORONTO, October 24, 2016 /CNW/ - TD Bank Group (TD) (TSX and NYSE: TD) today announced an agreement to acquire Scottrade Bank, a federal savings bank wholly owned by Scottrade Financial Services, Inc. (Scottrade), for cash consideration equal to the tangible book value of Scottrade Bank at closing, subject to certain adjustments. Under the terms of the proposed acquisition, Scottrade Bank will merge with TD Bank, N. A. As of September 30, 2016, Scottrade Bank's tangible book value was approximately US$1.3 billion and it held approximately US$13 billion in cash and securities, US$4 billion in loans and leases and US$15 billion in sweep deposits from Scottrade. TD currently estimates that it will recognize US$175 million of goodwill related to the acquisition of Scottrade Bank.

TD Ameritrade Holding Corporation (Nasdaq: AMTD) today announced an agreement to acquire Scottrade for cash and TD Ameritrade shares. Subject to completion of the acquisitions, TD and TD Ameritrade have agreed that TD will accept sweep deposits from Scottrade clients.

Pursuant to its preemptive rights and subject to any required regulatory approval, TD intends to concurrently purchase US$400 million in new common equity (approximately 11 million shares) from TD Ameritrade. As a result, TD's anticipated pro forma common stock ownership in TD Ameritrade is expected to be approximately 41.4%.

TD intends to fund the transaction with internal resources and expects its Common Equity Tier 1 ratio to decrease by approximately 30 basis points on a pro forma basis reflecting the acquisition and investment. TD expects these transactions to be accretive to its earnings in the first full year after closing.

"This announcement allows TD and TD Ameritrade to further strengthen our relationship." said Bharat Masrani, Group President and CEO, TD Bank Group. "We are pleased to see TD Ameritrade expand its business and solidify its leadership position in the market."

TD's purchase of Scottrade Bank is subject to the concurrent closing of the TD Ameritrade/ Scottrade transaction as well as receipt of regulatory approvals and satisfaction of other customary closing conditions, and is expected to close in the second half of fiscal 2017.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.8 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Caution Regarding Forward Looking Information

From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", "aim" and "could".

By their very nature, these forward-looking statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which TD operates; the ability of TD to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on TD's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which TD is exposed; the failure of third parties to comply with their obligations to TD or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to TD's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by TD; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. With regard to TD's proposed acquisition of Scottrade Bank, there can be no assurance that TD will realize the anticipated benefits or results of the acquisition due to a variety of factors, including: inability to complete the acquisition in the timeframe anticipated, obtain regulatory approvals of the transaction, or satisfy other closing conditions to the transaction on the proposed terms and timeframe. TD cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD's results. For more detailed information, please refer to the "Risk Factors and Management" section of TD's 2015 Management's Discussion and Analysis, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and TD cautions readers not to place undue reliance on TD's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD's shareholders and analysts in understanding TD's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information:

Investors: Gillian Manning, Investor Relations, 416-308-6014, Gillian.Manning@td.com

Media: Alicia Johnston, Corporate and Public Affairs, 416-983-3777, Alicia.Johnston@td.com